Exhibit 3.1

ARTICLES OF AMENDMENT

OF

FATHOM HOLDINGS INC.

Pursuant to Section 55-10-06 of the North Carolina General Statutes, the undersigned corporation hereby submits the following Articles of Amendment for the purpose of amending its Restated Articles of Incorporation.

1.	The name of the corporation is Fathom Holdings Inc.

2.	The Restated Articles of Incorporation are hereby amended as follows:

Article IV is hereby amended by adding the following paragraph:

“Effective at 11:00 a.m. on July 27, 2020 (the “Effective Time”), every currently outstanding 4.71352 shares of Common Stock of the Corporation as of immediately prior to the Effective Time shall automatically be reclassified and combined into 1 share of Common Stock of the Corporation, each with no par value per share (the “Reverse Stock Split”). No fractional interest resulting from the Reverse Stock Split shall be issued, and if such fractional share results, the number of shares to be issued to any such shareholder in connection with the Reverse Stock Split will be rounded up to the nearest share. All numbers of shares, and all amounts stated on a per share basis contained in these restated articles of incorporation are stated after giving effect to such Reverse Stock Split and no further adjustment shall be made as a consequence of such Reverse Stock Split.”

3.	The amendment set forth herein was duly adopted by the corporation’s shareholders on July 10, 2020, in the manner required by Chapter 55 of the North Carolina General Statutes.

4.	These Articles of Amendment will become effective at 11:00 a.m. Eastern Daylight Time on July 27, 2020.

This the 27th day of July, 2020.

By:	/s/ Joshua Harley
Joshua Harley, President